

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 24, 2012

Via E-mail
Maurro Baessato
President, Chief Executive Officer and Director
Valmie Resources, Inc.
9190 Double Diamond Parkway
Reno, Nevada 89521

Re: Valmie Resources, Inc.
Registration Statement on Form S-1
Amendment No. 1 Filed July 9, 2012
File No. 333-180424

Dear Mr. Baessato:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   It appears you have not provided the disclosure on the cover page of your prospectus requested in prior comment 1 regarding your status as an emerging growth company; therefore, to that extent we reissue the comment.

Risk Factors, page 6

We are reliant on our sole office r and Director, page 10

2.   We note your response to prior comment 5 that your company is not presently using any
        consultants in its exploration activities. We also note your statement in this risk factor
        that "the Company will continue to be highly dependent on the continued services of its
        executive officer and a limited number of other senior technical consultants." Please
        revise identify the other senior technical consultants that the company is currently
        dependent upon.

Capital and Liquidity, page 38

3.   Please revise to clarify whether the company's President and sole Director is legally
        obligated to loan funds to the company to keep the company liquid.

Directors, Executive Officers, Promoters and Control Persons, page 42

4.   We note you updated disclosure as of May 31, 2012. Please provide your disclosure
        throughout your prospectus as of the most recent date practicable.

Certain Relationships and Related Transactions, page 43

5.   Refer to prior comment 32. It is unclear how you concluded that you had no relationship
        with any person who took the initiative in founding and organizing your business. Please
        tell us who organized your business and how you concluded that they were not a
        promoter within the meaning of Rule 405 under the Securities Act.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-10

6.   Please revise to provide and audit report that opines on your financial statements as of
        and for the year ended November 30, 2011. In addition, please remove the letter that is
        currently provided in lieu of such audit report.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

You may contact Jamie Kessel at (202) 551-3727 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact George K. Schuler, Mining Engineer, at (202) 551-3718, if you have questions regarding engineering comments. Please contact Ruairi Regan at (202) 551-3269 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director

cc (via email): Faiyaz Dean